Exhitbit 99.7

Code of Business Conduct

What we do is who we are

Our Moral Compass

Policy Contact: corporate.secretariat@bell.ca

© Bell Canada 2016. All Rights Reserved.

Code of Business Conduct

What’s Inside

1	INTRODUCTION		1
	1.1	Scope: Who Does the Code Apply To?	1
	1.2	Objectives	1
	1.3	Reporting a Misconduct or Violation of the Code – The Business Conduct Help Line	1
	1.4	Responsibilities of Managers & Executives	2
	1.5	Penalties for Violations	2
	1.6	Annual Review and Sign Off	2
2	OUR PRINCIPLES OF ETHICAL CONDUCT		3
	2.1	Personal Integrity	3
	2.2	Conflicts of Interest	3
	2.3	Loans, Gifts and Entertainment	7
	2.4	Political Activities	8
	2.5	Improper Influence on the Conduct of Audits	8
	2.6	Trading in Securities	8
	2.7	Public Disclosure of Material Information	10
	2.8	Confidentiality of Customer and Employee Information	10
	2.9	Information Classification and Records Management	12
	2.10	Dealing with Customers and Suppliers	13
	2.11	Dealing with Competitors	14
	2.12	Safeguarding Bell Assets	16
	2.13	Social Media	19
	2.14	Work Environment	20
	2.15	Journalistic Independence	24
	2.16	Protecting the Environment	26
3	ROLES AND RESPONSIBILITIES		27
	3.1	Business Unit Responsibility	27
	3.2	Board of Directors, Corporate Governance Committee and Audit Committee	27
	3.3	Corporate Secretary’s Office	27
APPENDICES			28
	Supporting Procedures		28
	Attachments		28
POLICY OR PRACTICE DETAILS			33

Our goal:
To be recognized by customers as Canada’s leading communications company.

Our 6 strategic imperatives:

  Accelerate Wireless

  Leverage Wireline Momentum

  Expand Media Leadership

  Invest In Broadband Networks And Services

  Achieve A Competitive Cost Structure

  Improve Customer Service

If you have any question regarding this Code of Business Conduct, please e-mail corporate.secretariat@bell.ca or contact the Business Conduct Help Line available at clearviewconnects.com on a 24/7 basis or by calling 1 866 298 2942 (toll free).

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Code of Business Conduct

A Message from our President and Chief Executive Officer

As we work together to achieve Bell’s goal – to be recognized by customers as Canada’s leading communications company – everyone on the team has a responsibility to meet the highest standards of ethical conduct.

In over 135 years of serving Canadians, Bell has built a reputation for adhering to the most rigorous standards of business conduct. We value that reputation and understand the importance of earning it every day in interactions with our customers, shareholders, suppliers, the broader public and our fellow team members.

That is why we are all required to renew a personal commitment to reading and understanding the Bell Code of Conduct each year. The Code clearly explains the values and standards of behaviour expected from every team member in all aspects of our business.

Please take the time to read the Bell Code of Conduct, and to incorporate the principles into your work at Bell every day. Thank you for your support.

George Cope
President and Chief Executive Officer
BCE Inc. and Bell Canada

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Code of Business Conduct

1   INTRODUCTION

The Bell Canada Code of Business Conduct explains the fundamental values and standards of behaviour that are expected from us in all aspects of our business.

In our daily activities, we have a fundamental responsibility to address a broad spectrum of issues. These include: preventing conflicts of interest, protecting company assets, safeguarding privacy and confidentiality, treating customers, business partners, team members and competitors with respect and honesty, fostering a diverse, safe and healthy workplace and protecting the environment.

Acting responsibly is central to achieving sustainable business success and essential to the pursuit of our corporate goal: to be recognized by customers as Canada’s leading communications company.

The Code provides various rules and guidelines for ethical behaviour based on Bell values, as well as applicable laws and regulations.

These values and standards reinforce our commitment to the highest levels of customer service, a working environment in which performance is recognized and people are respected and sensitivity to the needs of the community that Bell serves.

1.1   Scope: Who Does the Code Apply To?

The Code applies to everyone at Bell, including all directors, executives and employees of BCE Inc., Bell Canada and their subsidiaries that are not public companies. Throughout the Code, we will refer to these companies as Bell.

1.2   Objectives

Collectively, we undertake to:

  perform our work duties and conduct our business relationships with integrity and in a dynamic, straightforward, honest and fair manner comply with laws that apply to us as well as with Bell policies and procedures avoid conflicts of interest
  foster a work environment based on mutual trust and respect and that encourages open communication maintain a safe, healthy and secure workplace
  protect the environment
  support a culture in which ethical conduct is recognized, valued and exemplified promptly report issues relating to the Code and potential violations, non-compliance with applicable laws, regulations or company policies or procedures and any other emergencies.

1.3   Reporting a Misconduct or Violation of the Code – The Business Conduct Help Line

Individual responsibility does not mean you are on your own when facing an ethical issue. Don’t be reluctant to ask any questions you might have on the Code or raise issues.

As part of Bell’s commitment to the highest standards of ethics, employees are encouraged to promptly report any actual or potential misconduct, Code or other company policy violations, malpractice, fraud, misappropriation of business property or any other illegal or unethical act or behaviour, including accounting, internal accounting controls or auditing matters by an employee of Bell or by any business unit of Bell.

Any submission made by an employee regarding an unethical behaviour will be treated on a confidential and anonymous basis, unless specifically permitted to be disclosed by the employee or unless required by law. Submissions will only be disclosed to those persons who have a need to know in order to properly carry out an investigation of the potential unethical behaviour.

Any employee who in good faith reports an unethical behaviour will be protected from threats of retaliation, discharge or other

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Code of Business Conduct

types of sanctions that are directly related to the disclosure of such unethical behaviour.

No employee will be penalized for inquiring, in good faith, about apparently unethical behaviour or for obtaining guidance on how to handle suspected illegal acts or policy violations. Further, Bell will not allow retaliation for reports made in good faith.

An unethical behaviour may be reported to your immediate manager. If this won’t meet your needs, is inappropriate, does not provide the necessary level of confidentiality or if you otherwise prefer, you can contact our confidential and anonymous Business Conduct Help Line at clearviewconnects.com on a 24/7 basis or by calling 1 866 298 2942 (toll free). You may also contact the Chief Legal & Regulatory Officer or the Chair of the Audit Committee.

You can also consult the Complaint Procedures for Accounting and Auditing Matters on the Corporate Policies & Ethics Program intranet site.

1.4   Responsibilities of Managers & Executives

We are all expected to perform our jobs with integrity and in a dynamic, straightforward, honest and fair manner. However, managers and executives have an enhanced role. This means:

  setting an example by complying with the Code and all Bell policies at all times ensuring that all employees have access to the Code (on-line or in paper format), that they know, understand and comply with its provisions and that they complete the annual review and sign off process complying with security policies and the associated directives, procedures and standards fostering an environment that encourages open communication and upholds sustainable development, health & safety, labour and ethics principles in every business decision and actions immediately reporting violations of the Code or breaches of Bell policies and taking prompt and decisive disciplinary action when it has been established that the Code has been violated.

1.5   Penalties for Violations

Disciplinary action up to and including dismissal will be taken should an employee, manager or executive:

  violate the Code or a Bell policy, disregard proper procedures or ask others to violate the Code or a Bell policy deliberately fail to promptly report a violation or withhold relevant information concerning a violation fail to cooperate in the investigation of a known or suspected violation take action against an employee who reports a violation or breach of the Code or other policy.

1.6   Annual Review and Sign Off

To demonstrate our commitment to the shared values and standards described in the Code, all employees, managers, executives and members of the Board of Directors must certify annually that they have reviewed and follow the Code. A copy of these certifications can be found at Attachments 1A and 2A. All employees must also take the on-line course on the Code at least every two years.

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2   OUR PRINCIPLES OF ETHICAL CONDUCT

2.1   Personal Integrity

Ethical behaviour is an essential part of our job and is a personal responsibility we all share. It means performing our job fully and competently. It also means being accountable for our behaviour and for supporting the values, principles and standards upon which our reputation rests.

Many aspects of our business are governed by laws and regulations and compliance with such laws and regulations is basic to ethical conduct. Bell and its directors, executives, managers and other employees are expected to comply with the laws, rules and regulations of all countries in which we operate, as well as the expectations and requirements of our various regulators. These laws include, but are not limited to, telecommunications laws, securities laws, laws prohibiting the corruption of government officials, in Canada and abroad, as well as lobbying, environmental, health and safety and employment legislation.

Ethical behaviour, however, goes beyond mere compliance with the law. It involves thinking through the possible impact of our decisions on all interested parties - customers, employees, unions, business partners, suppliers, investors, government as well as the communities and environment in which we live and work.

Although the Code lays out the fundamental principles of ethical and legal conduct, it cannot anticipate every ethical dilemma or situation we may encounter as we perform our jobs. This would be impossible given the rapid evolution of the communications industry.

Consequently, we may often find ourselves caught in a situation or facing an ethical problem not explicitly covered in the Code. In this case, we must rely on our internal sense of what is right – our moral compass – to guide us in making the right decision.

When faced with a difficult or unclear situation, it may help to ask questions such as:
  how would I feel if, rather than initiating this action, I was on the receiving end?
  how would my customer react if he/she knew I was breaking the rules or distorting the facts to make a sale?
  if I do this, how will I feel afterwards? Would I want my co-workers, friends or family to find out?
  if my actions became public, how would they be reported in the media?

Assuming personal responsibility for our actions means we can’t blame someone else for our behaviour. Conversely, no one - not even a manager - can force us to commit an illegal or unethical act that may damage Bell’s reputation, or our own.

We have a duty to report illegal acts or violations of the Code or Bell policies. Turning a blind eye to wrongdoing - in effect condoning such behaviour - is itself unethical. See section 1.3 for ways that are available to you to report unethical conducts.

Any breach of the Code or Bell policies or evidence of illegal behaviour will be taken very seriously. Depending on the nature and severity of the case, employees who breach the Code, violate Bell policy or commit an illegal act will face immediate discipline, up to and including dismissal, as well as possible civil or criminal prosecution.

2.2   Conflicts of Interest

As employees, managers and executives, our business loyalty rests in placing Bell’s interests – including those of its customers and shareholders – before our personal interests.

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Code of Business Conduct

A conflict of interest arises whenever we allow, or appear to allow, personal interests or relationships to impair our judgment and ability to make decisions with integrity and honesty. By thinking of ourselves first, we may act in a way that is damaging, or potentially damaging, to Bell. We may also harm our personal reputation.

We must not use our position to influence or bypass Bell procedures for personal gain nor for the benefit of our family, friends, colleagues or anyone else.

How Can I Tell If I Am In a Conflict of Interest?

If you are not sure about a particular situation obtain the guidance you need. Start by asking yourself the following questions:

  Am I following proper Bell procedures?
  Do I stand to potentially gain personally from my actions?
  Can my actions potentially result in a financial or other advantage for myself, a near relative (which would include a spouse, sibling, parent, child, or in-law) or friend?
  Am I uncomfortable discussing this with my manager or fellow employees?
  Would I act differently if a friend or near relative weren’t involved?

If you have any doubts about a possible conflict, raise the matter with your manager or contact the Business Conduct Help Line at www.clearviewconnects.com or by calling 1-866-298-2942 (toll free).

If there is an actual or potential conflict of interest, the employee must complete form BC3684A –“Disclosure of a Conflict of Interest or Potential Conflict of Interest” and provide a copy signed by his/her manager to the Corporate Secretary’s Office (see Attachment 2B).

2.2.1 Conflicts of Interest Relating to Family and Personal Relationships

Each of us has a variety of personal relationships involving family and friends and sometimes our work and personal lives intersect.

We must disclose this relationship if it compromises, or threatens to compromise, our ability to act in Bell’s best interest. Speak to your manager or contact the Business Conduct Help Line for further guidance. We should also be aware that bridging our personal and business lives may cause our competitors or suppliers – as well as colleagues within Bell – to believe we are in a conflict of interest. To avoid a conflict of interest, or prevent a situation from developing into a conflict of interest, you must inform your manager if, for example:

  you are considering hiring a near relative, friend or co-habitant you transact business on behalf of Bell with a near relative, friend or co-habitant you have been employed by a competitor within the last two years a near relative or co-habitant works for or has a financial interest in or is a major shareholder of a supplier or competitor.

If you are concerned that you may be in a conflict of interest, speak to your manager who may ask you to complete form BC3684A, “Disclosure of a Conflict of Interest or Potential Conflict of Interest.” This form must be signed by you and your manager and sent to the Corporate Secretary’s Office.

My partner has just become an executive sales manager for a company that services the computers in my department. Do I need to tell anyone about this?
  Yes. Someone could claim that Bell is giving your partner business because you are a Bell employee. You should notify your manager and make sure you are not involved in any decisions regarding your partner’s company. This relationship should be noted in form BC3684A, “Disclosure of a Conflict of Interest or Potential Conflict of Interest.”

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Code of Business Conduct

2.2.2 Conflicts of Interest Relating to Supplier-Funded Incentive Programs

Supplier-funded incentive programs, often offered to sales employees by suppliers seeking to sell their products, may only be arranged through an authorized program administrator who does not work with the eligible employees.

It’s up to the program administrator to ensure there is no conflict between Bell’s marketing strategy and the supplier’s incentive program. For further information, please refer to the Compensation & Recognition Policy on the Human Resources Policies intranet site.

2.2.3 Conflicts of Interest Arising from Outside Employment and Similar Activities

We all have a right to do what we want during our non-working hours. This could include holding another job in which we use the skills and experience acquired through our work at Bell. However, we must ensure that our outside employment or other activities do not conflict, or appear to conflict, with Bell’s business or with our ability to fulfill our duties as employees.

To avoid a conflict of interest, or even the appearance of such a conflict, you should discuss any planned outside business activities with your manager. As a general guideline, you may not:

  work for an organization that competes with Bell or operate a business or promote a third party’s line of products or services that compete with those offered by Bell use Bell’s time, materials and facilities in paid or unpaid work for other organizations (for example, to support a charitable community project), unless specifically authorized by senior management (CP4 or higher). Where such authorization has been obtained, as per the Bell Community Investment policy, no company products or services (such as wireline telecommunication services, Internet services, handsets, etc.) may be provided in-kind accept outside employment or engage in any activity that may prevent you from performing your job at Bell fully and competently contribute to or support any political group or political activity on behalf of Bell, unless specifically authorized by the appropriate Bell department responsible for government relations.
I am a Bell technician who installs circuitry for small and medium-sized business customers. With the growth of the Internet and other communications services, demand for my expertise is booming. Can I take advantage of this opportunity and start up an installation business on my own time?
  No. You cannot engage in any outside activity that might take business away from Bell or any of its subsidiaries. Furthermore, as an employee, you are expected to contribute your energy and ideas to your job as an installer for Bell.

As a customer service representative I happen to respond to my brother’s telephone call inquiring about a charge on his account for TV services. Can I respond to this call and make adjustments, if any, to his account?
  No. Employees are not allowed to access or make changes to the billing accounts of their families and friends, including accessing their own or invoicing themselves.

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2.2.4 Conflict of Interest Guidelines for Executives and External Directorships

In addition to the conflict of interest guidelines and procedures noted above, in respect to all persons who are executives (i.e. Vice-President and above), a conflict of interest may also arise:

  when there is an outside interest which materially encroaches on time or attention which should be devoted to Bell’s affairs or so affects the executive's energies as to prevent him/her from devoting his/her full abilities to the performance of duties where an executive or any of his/her near relatives, friends or cohabitants has a direct or indirect interest in or relationship with any outsider, such as a supplier (whether of goods or services), customer, agent or competitor of Bell or its subsidiary and associated corporations, or with a person in a position to influence the actions of an outsider, which is inherently unethical or which might be implied or construed to:
    give rise to a possible personal gain or favour to the executive involved, or any of his/her near relatives, friends or cohabitants due to the executive's actual or potential power to influence dealings between Bell and the outsider render the executive partial toward the outsider for personal reasons, or otherwise inhibit the impartiality of the executive's business judgement or his/her desire to serve only Bell’s best interests in the performance of his/her functions as an executive place the executive or Bell in an equivocal, embarrassing or ethically questionable position in the eyes of the public or any external monitoring body reflect unfavourably on the integrity of the executive or Bell.
  where an executive or any of his/her near relatives, friends or cohabitants makes use of any non-public information, such as information for internal use, or of a confidential nature, proprietary, insider, privileged or government classified nature or customer information, entrusted to or obtained by the executive in the conduct of Bell’s business to benefit himself/herself or any of his/her near relatives, by selling or making available such information to interests outside Bell, or uses the information in any other manner to further his/her interest(s), or the interest(s) of any of his/her near relatives where an executive or any of his/her near relatives, friends or cohabitants has any direct or indirect interest or relationship which is actually or potentially harmful or detrimental to Bell’s best interests.

Executives are required to disclose any actual or potential conflicts of interest by providing written notice to the Corporate Secretary at corporate.secretariat@bell.ca. The Corporate Secretary is responsible for administering the Code and the Conflict of Interest Guidelines. If the Corporate Secretary is unable to resolve an existing or potential conflict of interest with the person involved, the matter will be discussed with the Executive Vice-President and Chief Legal & Regulatory Officer.

External Directorships

As a general rule, executives are allowed to be appointed to the board of directors of a company other than a Bell company provided that such election:

  will not create conflicts of interest either for the executive or for any Bell company will contribute to the development of the executive or will benefit Bell either directly or indirectly will not be at the expense of the executive’s corporate responsibilities and will not impose an undue burden on the executive.

Provided the above criteria are met, before accepting an external directorship appointment, an executive shall, through his/her superior, seek and obtain clearance from the President and Chief Executive Officer. If appointed, the executive must then disclose such fact to the Corporate Secretary’s Office promptly.

Executives should however understand that the BCE group companies’ D&O Insurance policy will not be applicable unless the executive’s appointment is made at the request of Bell.

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2.3    Loans, Gifts and Entertainment

2.3.1 Loans from Bell

We do not accept, whether directly or indirectly, any loan or guarantee of obligations from Bell that are for our personal benefit.

2.3.2 Business Gifts & Entertainment

Do not solicit, accept or give gifts, gratuities, favours or unusual hospitality from or to suppliers or customers, which may compromise - or appear to compromise - our ability to make fair, objective, business decisions or may unfairly influence a business interaction.

Do not solicit or encourage gifts, hospitality, entertainment or any other thing for personal use.

Do not accept gifts having a monetary value; for example, gift certificates, cash, services, discounts or loans.

These guidelines do not change during traditional gift giving season.

We recognize, however, that building relationships with customers and suppliers is an integral part of doing business.

You may offer and accept reasonable hospitality in certain cases. You should consult your manager or contact the Business Conduct Help Line when in doubt about the appropriateness of a particular situation.

You may participate in unsolicited business entertainment depending on the function or services you perform for Bell and if the entertainment is clearly intended to facilitate business goals. If for example, tickets to a sporting or cultural event are offered, then the person offering the tickets should plan to attend the event as well.

You may sponsor events/activities for customers or potential customers where the purpose is to strengthen business relationships; however it is your responsibility to know and be sensitive to the customer’s own code of conduct on these issues. Solicitation of modest gifts or prizes for Bell sponsored events which provide clear benefits to the sponsor and/or charitable organization is permitted upon approval by your manager.

You may accept unsolicited, nominal value hospitality, gifts or mementos that are customary or business related.

You may accept business entertainment in the form of meals as long as it is modest, infrequent, and as far as possible on a reciprocal basis.

Factors which you and your manager should consider when assessing the proper course of action include:
  Is Bell potentially involved in a major procurement activity with the company offering the gift or entertainment?
  Would the gift or entertainment be considered appropriate or customary, taking into account the nature of the function or services you perform for Bell?
  Would it be perceived as insulting or damaging to the business relationship to return the gift or decline the hospitality?
  Can the gift or hospitality be applied to benefit all team members rather than certain individuals?

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2.4   Political Activities

2.4.1 Political Contributions

Political Contributions refer to any payment or donation, including provision of services at favourable rates, irrespective of format or location, made on behalf of Bell to a recipient involved in federal, provincial, territorial or municipal political process, such as a political party, an election or leadership candidate, a riding association or an elected official. Bell’s corporate policy prohibits political contributions without the express prior consent of the Executive Vice-President and Chief Legal & Regulatory Officer. This policy does not apply to political contributions made by individuals within Bell on their own behalf. However, funds or assets being contributed must originate with or belong to the individual making the contribution, and individuals making political contributions should be prepared to demonstrate ownership.

For further information, consult the Political Contributions Policy available from the Corporate Policies & Ethics intranet site.

Beyond standard penalties for non-compliance with the Code which were previously outlined, Bell may refer the matter to the appropriate regulatory and legal authorities, which could lead to penalties, fines or imprisonment.

2.4.2 Lobbying on behalf of Bell

Broadly speaking, lobbying involves reaching out to a public office holder (like an MP, a Minister or in some cases a mayor) in order to further Bell’s objectives. It does not, however, include formal legal or regulatory submissions, communications in a public forum or responses to government Request for Proposals.

Lobbying public office holders is a legitimate activity but the law sets certain boundaries around lobbying, as well as establishes some disclosure requirements, to ensure that lobbying activities are transparent and ethical. The Regulatory/Law Department must be consulted before making representations to public office holders.

Beyond standard penalties for non-compliance with the Code which were previously outlined, Bell may refer the matter to the appropriate regulatory and legal authorities, which could lead to penalties, fines or imprisonment.

2.5   Improper Influence on the Conduct of Audits

Employees are prohibited from coercing, manipulating, misleading or fraudulently influencing Bell’s internal or external auditors at any time and especially when the employee knows or should know that his/her action, if successful, could result in rendering Bell’s financial statements misleading in any way.

2.6   Trading in Securities

2.6.1 Insider Trading

As a director or employee, you may become aware of undisclosed material information about Bell or any other company. Unless you are certain that this information has been officially publicly disclosed, it is illegal for you to:

  trade in securities of BCE Inc., Bell Canada or any company to which the information relates disclose such information (otherwise than in the necessary course of business and on a confidential basis) to another person – also known as “tipping” – even if the other person, the tippee, is related to you or is a friend. Trading or tipping by the tippee is also illegal.

Undisclosed material information refers to information that, if disclosed, could affect the market price of a company’s securities or is likely to be considered important by investors in determining whether to buy, sell or otherwise trade in such securities. Some examples of what could constitute undisclosed

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material information are financial results before they are publicly announced, significant planned acquisitions or dispositions, business information such as business plans and new products and services before they are launched.

At law, severe penalties may be imposed against you personally as a result of unlawful trading and tipping.

Assuming you are not otherwise aware of undisclosed material information, the recommended time to purchase or sell BCE Inc. and Bell Canada securities is during the period beginning on the second business day following the day of announcement of BCE Inc.’s and Bell Canada’s quarterly financial results and ending on the last day of the quarter during which the announcement is made. This will help minimize the risk of an unintentional violation of these prohibitions, and the appearance of a violation (intentional or not). All employees are required to keep accurate records of their securities transactions and may be asked to report to Bell their holdings and investment transactions.

Even after Bell has officially publicly released material information, it is important to be sure that sufficient time has elapsed to enable the information to be disseminated to investors. As a rule of thumb, you should not trade BCE Inc. or Bell Canada securities until the second business day following the public announcement. An employee must not attempt to “beat the market” by trading simultaneously with, or shortly after, the official release of public information.

Members of the board of directors and executives should consult the “BCE Inc. and Bell Canada Insider Trading and Reporting Guidelines” for additional information. A copy of these guidelines can be obtained from the Corporate Secretary’s Office.

Can I use information I obtain by accident or overheard?
  No. Even when you obtain undisclosed material information by accident, such as by overhearing a discussion of a planned acquisition, you are prohibited by law from trading in shares of BCE Inc. or the target company. In addition, you cannot suggest to a spouse, near relative or friend that they trade in shares of BCE Inc. or the target company while in possession of such information as this would be considered tantamount to divulging that information to someone outside Bell for personal gain or the gain of someone else. Such securities could only be traded on the second business day after Bell or the company being acquired issues a press release publicly announcing the planned acquisition.

2.6.2 Short Sales, Calls and Puts

As a director or employee of Bell, you may not engage in the following activities with respect to BCE Inc.’s securities or the securities of any of its affiliates (such as Bell Canada): (a) short sale; (b) sale of a call option and (c) purchase of a put option.

“Short selling” means selling shares you do not currently own and borrowing a third party’s shares in order to make delivery, the whole in expectation that the shares will decrease in value when you will buy back the shares and return them to the owner. Such process may lead to undue speculation and abuse and is therefore prohibited.

Puts and calls may also lead to the same abuse and therefore similar restrictions apply to the sales of call options and purchases of put options in respect of securities of BCE Inc. and its affiliates. For the purposes hereof, a “call” can be defined as an option to demand delivery of a specified number or amount of securities at a fixed price within a specified time but does not include an option or right to acquire securities of BCE Inc. or its affiliates where such were granted by BCE Inc. or its affiliates (such as pursuant to BCE Inc.’s Long-Term Incentive (stock option) Programs). A “put” can be defined as an option to deliver a specified number or amount of securities at a fixed price within a specified time.

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In summary, you cannot sell short securities of BCE Inc. or its affiliates, and you may not sell call options or buy put options over the same securities. You must exercise great caution in your trading in order to avoid inadvertent breaches of these restrictions.

2.7   Public Disclosure of Material Information

Only authorized executives can decide the timing and content of public disclosures regarding Bell. Examples include public filings with securities regulatory authorities or the issuance of news releases.

If you are not an authorized designated spokesperson, you must not respond under any circumstances (including on a “no-name” or “off the record” basis) to inquiries from, or voluntarily provide information to, the investment community or the media, unless specifically asked to do so by an authorized spokesperson.

Any inquiries need to be immediately referred to Bell’s Communications Department or Investor Relations Department. The list of authorized designated spokespersons can be found in Bell’s Disclosure Policy available on the Policies and Ethics intranet site.

2.8   Confidentiality of Customer and Employee Information

2.8.1 Customer Privacy

Bell has long been committed to maintaining the accuracy, confidentiality, security and privacy of customer information. It is essential that we protect the confidentiality of all non-public information entrusted to us by Bell or its customers, except when disclosure is authorized or legally mandated. Even seemingly mundane information might be of use to competitors, or harmful to Bell or its customers, if disclosed. Even unintentional disclosure can lead to identity theft or financial gain by third parties. Therefore, the best way to protect customer information is to limit access on a need-to-know basis. In addition, we must comply with the laws and regulations related to privacy that apply to Bell, including the Personal Information Protection and Electronic Documents Act and restrictions imposed by the CRTC.

Unless a customer provides explicit consent or disclosure is pursuant to a legal power such as a search warrant, all information kept by Bell about its customers with the exception of listed name, address and telephone number, is confidential and cannot be disclosed or used, directly or indirectly, except for business purposes. We may only use this information for the purposes for which it was collected and that the customer would reasonably expect.

Recording, releasing or disclosing private customer information for personal gain or the benefit of another will result in immediate discipline up to and including dismissal, and may include civil or criminal prosecution. This may also expose Bell to substantive reputational harm and financial liability.

Interception of Private Communications

Communications between Bell and a customer may be monitored for quality assurance purposes, with an appropriate advisory to the customer.

The unlawful interception of a private communication is prohibited under the Criminal Code. The content of a customer’s transmissions (including telephone and email) may not be monitored, nor may the content, nature and existence of telephone calls and data transmissions be released to third parties except as explicitly authorized by law.

Unintentional interceptions of a call may occur when providing service, doing repairs or when conducting quality control checks. In these instances, the employee must advise the persons on the call of the unintended interruption and immediately disconnect from that call.

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Business Customer or Supplier Information

Maintaining customer and supplier privacy is also crucial when dealing with contracts, proposals and quotations. We must be vigilant to not share business customer or supplier information - such as business plans, names of representatives or information of a sensitive nature - with other employees servicing a similar market segment (for example, the banking industry). By doing so, we may inadvertently divulge information about a business customer or supplier to that customer’s or supplier competitor. Also, unless a business customer or supplier provides explicit consent, we do not share information about business customers or supplier with other affiliates or partners, agents or subsidiaries of our group, except with those affiliate or partners or agents or subsidiaries of a group, who are directly involved in the specific contract, proposals or quotations.

I am a customer service representative for the residential market. A caller identifying himself as the spouse of a wireless customer requests billing details for the spouse’s account, indicating that he looks after bill payments for the family. Should I provide the information?
  If the caller is not explicitly listed on the account as an authorized co-user, the information should not be provided. Account details, particularly for wireless accounts, can be very sensitive information and is often sought in the context of matrimonial disputes. Advise the caller to have the account holder of record contact Bell to have the spouse added to the account as an authorized co-user. This approach applies equally to all customer accounts, in all business units.

2.8.2 Employee Privacy

Bell has also long been committed to protecting the personal information of its employees which is collected only for purposes relevant to managing the employment relationship. The obligations described in the Personal Information Protection and Electronic Documents Act also apply to the collection, use, disclosure and protection of personal employee information.

Personal information means information, in any format, about an identifiable individual, but does not include the name, title or business address or telephone number of an employee. Employee personal information refers to those records like the personnel files and other documents collected and used to provide services or support such as pay or benefits information. Personal health information is held separately by the Disability Management Group.

All personal information is protected by security safeguards appropriate to the sensitivity of the information and may only be used for reasonable purposes relating to the management of the employment relationship or for other purposes as may be required by law. All employees holding personal employee information must handle it in accordance with privacy principles. Aside from applying normal safeguards (i.e. locked cabinets and desks), employees should avoid discussing personal employee information in public areas.

Notwithstanding the notion of employee personal information, there shall be no expectation of privacy for communications made through the use of Bell equipment or using Bell paid services or products (for example, e-mail, internet/intranet activities, voice mail, computer files, network), as well as workspaces (for example, desks, lockers, and vehicles).

Bell reserves the right to monitor or search any and all Bell property at any time, where it determines on reasonable grounds that this is required; for example:

  to evaluate and measure service quality
  in the interests of the safety and protection of employees or Bell to search for specific business information
  to comply with legal warrants or other obligations
  to conduct security investigations such as in the event Bell suspects an employee of fraud, theft, undeclared conflict of interest or other situation which may cause prejudice to an employee or Bell or its reputation.

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Additional information is available through the Employee Privacy section of the Human Resources intranet site as well as in the Acceptable Use of Information Technology Resources Policy.

2.8.3 The Bell Privacy Policy

To support our commitment to privacy we have developed policies and a formal privacy code - the Bell Privacy Policy - which spell out the commitments of Bell, its employees and agents and the rights of customers and employees regarding personal information.

The Bell Privacy Ombudsman oversees compliance with these privacy policies and may be contacted at privacy@bell.ca.

The Bell Privacy Policy and other privacy-related documents are available by following the “privacy” link on www.bell.ca or on the Bellnet policies page Corporate Policies & Ethics.

2.9   Information Classification and Records Management

The purpose of the Information Classification and Records Management Policy and of the Records Retention Schedule is to ensure that Bell’s information is properly classified so records are adequately protected, stored and shared to comply with legal requirements and business needs. The policy applies to all forms of records irrespective of who has prepared them, whether they are in paper, electronic or other media format and no matter whether they reside on Bell’s premises, servers and infrastructure or not.

Employees are responsible for:

  ensuring compliance with business, legal and regulatory requirements with respect to record retention improving operational efficiencies, reducing space requirements and costs by eliminating unnecessary records ensuring the preservation and accessibility of relevant records to satisfy specific operating needs and in the event of potential or actual litigation or internal or external (including governmental) investigation.

Confidential information is information about our business that is not and must not be publicly available and includes any information classified as Internal Use or Confidential, as well as any information that has not been classified. Some examples of information which must be safeguarded from disclosure include:

  marketing strategies, pricing, bids and proposals
  training material
  passwords and encryption keys
  undisclosed financial results
  pictures or recordings of confidential information or discussions any video, picture or recording taken on work premise or of Bell premises, which are permitted only with director level management approval. Furthermore, it is strictly prohibited to record any identifiable individual without the person’s knowledge and consent, except if such recording is for investigation purposes and authorized by Corporate Security.

Employees must also:

  not send confidential information to personal email accounts or store them on their personal devices not store confidential information on portable storage devices including USB keys or external hard drives ensure confidential information is securely stored when unattended not store confidential information, including pictures, on personal devices that have not been registered through the BYOD (bring your own device) process avoid discussing such information in public places (including by phone in taxis, trains and airplanes), with family members or friends or with business colleagues when conversations might be overheard report immediately unauthorized disclosure, transmission, misappropriation or misuse of confidential information to Bell’s National Incident Centre (NIC) at 1-866-714-0911 or at cni-nic@bell. ca

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Post Employment Obligations

Your obligation to protect Bell’s confidential information continues after the employment relationship ends. Upon termination of employment or contract, or reassignment, all employees must:

  return all copies of confidential information and documents, including electronic records, and all third party information entrusted to Bell keep confidential and not use any such information or document. This continuing obligation is particularly important in the case of a departing employee who subsequently works for one of Bell’s competitors or suppliers.

Preservation of Records under Legal Hold

Records subject to preservation under a “legal hold” must not be disposed of until the hold is lifted. Where a “legal hold” is in place, all owners of records that are subject to it must take positive steps to ensure the preservation of such records. Those record owners must also, prior to taking any steps that might affect the disposal of such records, such as re-imaging their computers or being “evergreened” to a new device, contact the Legal Department (ediscovery.legal@bell.ca) to verify whether they can dispose of the records. Any employee unsure whether records are subject to a legal hold or unsure of the hold’s scope should contact the legal team at ediscovery.legal@bell.ca.

When an employee, who owns records that are subject to a legal hold leaves Bell, the employee’s manager and Human Resources Consultant must ensure that these records are preserved.

How do I tell if a document (paper or electronic) is confidential if it is not marked as such?
  You must begin by asking the person who issued the document (if known), as the originator is the person who must determine the security classification. If you can’t find the source of the information and the nature of the document does not make the classification obvious (such as information that has been made public), the document must be treated as confidential until the proper classification is determined.

2.10   Dealing with Customers and Suppliers

We achieve an ongoing competitive advantage by ensuring that our reputation for quality, service and integrity remains intact. Compete fairly but vigorously while complying with our legal and ethical obligations.

2.10.1 Customer Relations

Customers and customer service are at the core of our business. To succeed, we have to be honest, courteous, and respectful when dealing with our customers and their property whether visiting their home or place of business.

Our customers expect us to provide quality products and services, and be truthful when discussing our advantages and benefits. To maintain that trust we should:

  offer customers only those services which we are legally allowed to provide and that they want or need promote our products and services accurately even when up selling give customers the straight facts about their competitive choices guide customers into asking the right questions about their competitive options convince customers it’s to their advantage to stay with Bell – or come back from another carrier don’t offer to waive charges, cut special deals or grant discounts that are not authorized serve our Québec clients in the official language of their choice (French or English).

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2.10.2 Supplier Relations - Reciprocity

Like many corporations, we purchase goods and services from thousands of suppliers, many of whom are also our customers.

While we quite naturally want to do business with our customers, and will take advantage of every opportunity to do so, we must keep in mind that this should not be done at the expense of price, quality and service. These criteria, rather than the simple fact a supplier is or is not our customer, should guide our purchasing decisions.

Reciprocity is an arrangement where a purchaser gives business to a supplier because that supplier is its customer for other products, in preference to another supplier. Reciprocity, whether it originates with the buyer or the seller, should be handled with utmost care for a number of financial, ethical and legal reasons.

For example, we may lose the opportunity to save money on our purchases if we choose suppliers solely because they are Bell customers and we may be accused of anticompetitive behaviour.

Under certain circumstances, we may, for strategic marketing reasons, develop and contract services exclusively with a given supplier. The Law Department must be consulted before such arrangements are established.

Our department is organizing a meeting at a hotel. Due to the large size of our group, and the fact we don’t want to travel far, we’ve chosen a nearby hotel serviced by a competitor’s long distance network. Is this okay, or should we find a hotel that uses Bell long distance?
  It is not Bell policy to prohibit employees on company business from dealing with organizations that do not use Bell’s services. While we actively encourage everyone at Bell to do business with our customers, we must ensure that this is not done at the expense of price, quality and service.
  Although the hotel you’ve chosen is not a Bell customer, you were right to choose it if, in your judgment, it best meets the price-quality-service criteria you are looking for: the hotel is located close to your office, it can easily accommodate all the members of your department and, as a result, will enable your group to save both time and traveling expenses.

2.11   Dealing with Competitors

2.11.1 Treating Competitors with Respect

We welcome and encourage fair and open competition and we are committed to treating competitors with due respect. By doing so, we honour the competitive spirit that motivates us to perform at our best.

Behaving competitively means that we:

  do not portray a competitor to the public or to a customer in an inaccurate, misleading, disparaging or unfair manner or in a way contrary to laws that govern competitive business practices do not state as a fact our understanding of a competitor’s price information as that information may be out of date and incomplete exercise care when commenting publicly on such topics as a competitor’s financial situation, business practices, management, reliability or foreign ownership do not behave disrespectfully toward a customer who has decided to purchase a competitor’s products or services; rather we rigorously promote and provide high- quality service for any other product we may supply to this customer.

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2.11.2 Obtaining Information about our Competitors

We have every right to gather information about the marketplace in which we operate through legal and ethical means. This includes information about our competitors, their products and services, technology, prices, advertising, and so on.

However, we do not engage in industrial espionage, buy proprietary information or induce employees or former employees of our competitors to disclose proprietary or confidential information of his/her current or former employer.

If you become aware that confidential or proprietary information about a competitor is circulating through Bell, you must not use such information and must immediately report it as indicated below.

Our business unit recently hired someone who was employed with a competing radio station. This person has confidential information which would be very valuable to us. Can we ask him to disclose this confidential information?
  Absolutely not. The new employee has an obligation to protect his/her former company’s confidential or proprietary information, just as you would be obliged to protect Bell’s confidential or proprietary information if you were to leave Bell. You must respect the employee’s personal integrity as well as his/her obligation to his/her former employer. Inducing an employee to disclose such confidential information is a violation of the Code.

If I become aware that this person is disclosing a competitor’s confidential information to Bell employees, should I report it?

  Yes you must report this fact to your immediate supervisor or through the Business Conduct Help Line at clearviewconnects.com or by calling 1-866-298-2942 – and you must not use such confidential information. Bell’s reputation could be significantly harmed by such disclosure and taking immediate steps to contain the confidential information is critical. Failure to report is a violation of the Code.

2.11.3 Agreements with Competitors

In many cases, agreements between competitors that restrict i) the price at which competitors can sell their products or services to customers, ii) the customers to whom competitors can sell, or iii) quantities that competitors will produce or market, are criminal offences and thus prohibited. To be clear, this prohibition does not address cases where two competitors are simply entering into an agreement as buyer and seller of each other, as is for instance common in our wholesale division.

The law provides certain exceptions and we may, for strategic reasons, sometimes take advantage of these exceptions and enter into specific agreements with competitors. For instance, the rules allow, under certain conditions, the submission of joint bids with competitors in response to requests for proposal, something which otherwise would appear to be a prohibited agreement on price. The Regulatory/Law Department must be consulted before arrangements with competitors are established.

2.11.4 When a Competitor is a Customer

When providing competitors with network facilities, broadcasting, access or other services, we cannot use information obtained as a result of that process in any manner which would give us an undue competitive advantage. This includes ensuring that this information is not made available to those within Bell or its affiliates who develop competitive service strategies. It also

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means that we must not disclose a customer’s choice of competitive carrier to anyone who does not clearly require the information to provide service to the customer.

2.12 Safeguarding Bell Assets

We all have a responsibility to be accountable for and safeguard Bell assets from loss, damage, theft, fraud, vandalism, sabotage or unauthorized use, copying, disclosure or disposal. The improper use and/or reporting of assets could seriously undermine Bell’s integrity, adversely affect our business strategies and decisions and weaken investor confidence. It is considered a severe misconduct that may lead to termination of employment for cause. It could also constitute a criminal offence.

Bell’s assets include but are not limited to, offices and office equipment, inventory, computers, art, telephone and video equipment, vehicles, tools, materials, buildings, people, property, information, funds, communication networks, information systems, and intellectual property. The vehicle related policy and practice can be found on the Corporate Services intranet site and covers both the use of Bell-owned vehicles and the use of employee’s vehicle for Bell purposes.

Access to and use of these assets must be authorized, adequately controlled and based on business needs. We should not use Bell assets for personal purposes, except where this use has been authorized by your leader. Each of us must also take appropriate measures to prevent losses due to willful action by others, both outside and within Bell, which may result in personal injury, property damage, theft, fraud, loss, abuse or unauthorized access to physical or logical assets, and intellectual property (including data).

Employees are expected to safeguard Bell assets and comply with Bell policies, including the Policy on Authorizations.

Bell policies, including the Policy on Authorizations, are available in the Corporate Policies & Ethics intranet site.

To best safeguard the tools and equipment used as part of their functions, employees must consult the Bell Corporate Security policies, available on the Corporate Policies & Ethics intranet site.

Loss or theft of Bell assets, property damage and malfunctioning doors and locks are to be reported to Bell’s National Incident Centre (NIC) at 1-866-714-0911 or at cni-nic@bell.ca.

2.12.1 Visible ID

All employees, consultants and contractors must wear a valid, designated ID card at all times while on Bell premises. Visitors must wear a valid, designated visitor’s card while on Bell premises and employees should challenge anyone on Bell premises not wearing one.

2.12.2 Prevention of Fraud

What is Fraud?
  Fraud is defined as an intentional deception, falsification or misrepresentation made for personal gain, or to damage or create loss for the organization, customers or individuals. This can include the misuse or misapplication of the organization’s resources or assets to conduct internal fraud.

Successfully preventing fraud requires an ongoing commitment from all of us. This includes actively participating in the prevention, detection, and reporting of suspected fraud, whether committed by an internal or external party. As employees we will not engage, directly or indirectly, in bribery, kick-backs, account falsification, false claims, time fraud or any other fraudulent or corrupt business practices.

Fraudulent actions are not only unethical, but may also be a violation of law, Bell has a “zero tolerance” stance with regards to all confirmed fraud situations. If you are approached by anyone with an opportunity to engage in fraudulent activities, you must report the incident to your

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manager and Corporate Security or through the confidential Employee Help Line available at clearviewconnects.com or by calling 1 866 298 2942 (toll free).

2.12.3 Corporate Credit Cards and Bell Funds

We are personally responsible for funds, cash, cheques, postage, etc., over which we have control. Corporate credit cards are not to be used for personal cash withdrawals or purchases and other charge cards are to be used only for business purposes. We must also ensure that all expense vouchers, benefit claims and invoices are accurate and properly authorized.

Corporate policy regarding the use of corporate credit cards and corporate travel is detailed on the Travel and Expenses Management intranet site. We should, unless unavailable, use the services of suppliers with whom Bell has negotiated agreements (e.g. travel agents, airlines, car-rental agencies, taxi companies, hotels).

2.12.4 Hiring Consultants or Contractors

Hiring of contractors or consultants must follow the rules as outlined on the Contractors and Consultants Procurement intranet site and hiring of external resources must also comply with Personnel Security Policy available on the Corporate Policies & Ethics intranet site.

2.12.5 Electronic Procurement and Electronic Processing of Expense Reports

Bell electronically processes much of its procurement needs including employee expense reports and accounting for corporate credit card payments. All employee expense reports and credit card payments must be approved by a leader one level above the employee submitting the reports.

2.12.6 Business Books and Records

Bell’s books and records contain information essential to effective and efficient operations. They form the basis upon which key decisions about Bell are made by our executives, financial analysts, shareholders, investors, and regulators.

Because they are so crucial to Bell meeting its legal, regulatory and financial obligations, we must ensure that all documents, reports, plans and records falling under our responsibility are accurate and complete. We must also ensure that all transactions are properly authorized.

In preparing and maintaining our books and records, we must:

  adhere to all accepted accounting standards and practices, rules, regulations and controls applicable to us ensure that all entries are recorded accurately, on time, in the proper accounts, and are properly documented record all funds, assets and transactions; we may not establish any undisclosed or unrecorded fund or assets for any purpose keep books and records which reflect fairly, accurately and in reasonable detail Bell’s transactions, acquisitions and disposal of assets and other relevant activities sign only those documents we believe to be accurate and truthful restrict access to sensitive or confidential information (such as financial records and customer information) to ensure the information is not accidentally or intentionally disclosed, modified, misused or destroyed maintain internal control processes to ensure that Bell meets its book and record keeping obligations.

2.12.7 Standard Contracts and Agreements

Contracts and agreements represent some of the greatest exposures faced by Bell. If you are in a position to develop or sign contracts you must take necessary steps to protect the interests of Bell by ensuring that only Bell standard form template contracts are used and, in the case of purchase agreements, the Procurement Policy is followed. All contracts must be reviewed by appropriate departments such as, Legal, Regulatory, Procurement, Corporate Security, Corporate

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Responsibility & Environment, Health, Safety and Workplace, Risk Advisory Services and Insurance. Standard contracts must not be modified without prior Law Department approval.

2.12.8 Information Security

Computers and computer networks form the backbone of our business and operations infrastructure. For this reason, every effort must be made to protect Bell’s computer systems and associated software from the various threats to their security, such as accidental or deliberate destruction of data and equipment, interruption of service, disclosure of confidential information, theft and corruption.

To maintain security:

  access to computer systems should only be granted to authorized users access codes and passwords must be kept confidential and cannot be shared with anyone including leaders, co-workers and support teams, when traveling with mobile devices that access or contain company data, you must comply with applicable Bell policies follow Bell rules regarding the purchase and use of computer software guard against computer viruses that may damage Bell’s computer systems report computer security incidents, virus or worms to the Bell Customer Service Desk at 1-888-920-8888.
  report Bell branded phishing emails sent to your Bell office account as follows:
  1. drag the message from Outlook onto your desktop so it appears as an. msg or an .eml file
  2. create a new message to phish@bell.ca and attach the .msg or .eml file
  3. delete the original and sent messages from Outlook and the .msg or .eml file on your desktop.

For further information and references, visit the Corporate Security intranet site.

2.12.9 Intellectual Property

Intellectual property such as patents, inventions, copyrights, trade-marks, domain names, industrial designs and trade secrets are strategic assets of Bell and must not be disclosed to or used by others without first ensuring that appropriate legal safeguards are in place. Failure to do so could result in Bell losing rights in its intellectual property.

Intellectual property rights also reside in and protect know-how, business methods and processes, computer software, written materials (including paper or electronic form), graphics, photographs and audiovisual works, whether developed internally within Bell or obtained from others.

Every employee has a responsibility to preserve, protect and enhance the value of these assets.

Trade-marks, including Bell’s logo and its various trade names, are among Bell’s most valuable assets. When using them, employees must follow the Brand guidelines, and must immediately report any infringement or misuse of such trade-marks or trade names to the Branding and Identity Hot Line by sending an email to info.branding@bell.ca. In addition to protecting Bell’s intellectual property, we also have a responsibility to avoid infringing intellectual property rights of others, as detailed in the Intellectual Property Policy referred to below.

All intellectual property conceived or made in the course of our employment with Bell or which are within the scope of Bell’s business interests, are rightly the exclusive property of Bell. Each employee assigns to Bell the ownership of all intellectual property created in the course of their employment, and also waives in favour of Bell any moral rights they may have in such intellectual property. Employees are prohibited from applying for patents or other intellectual property registrations in regards to intellectual property that belongs to Bell, nor can Bell’s intellectual property be used for personal purposes or gain.

For additional information, please consult the Intellectual Property Policy.

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2.12.10 Proper Use of Bell-Provided Internet Access and Other IT Resources

Access to the Internet is primarily provided for business purposes. However, accommodating employees’ development and awareness through personal use of Bell-provided Internet access is also encouraged.

Personal use of the Internet and e-mail must be reasonable, i.e. it must not impede or reduce an employee’s ability to perform his/her duties, diminish productivity or effectiveness at work or negatively impact Bell in any way. Abuse of Bell-provided Internet or e-mail may result in disciplinary action up to and including termination of employment. The use of Internet and e-mail to conduct illegal activities is strictly prohibited and will lead to termination of employment.

The law strictly prohibits the unlicensed use of software on computers (including tablets and smart phones). To obtain software licensed by Bell for business use, visit the software page in MY Telecom Warehouse. You must also verify and respect the manufacturer’s conditions of license or agreement under which the software was acquired. Copying software onto your Bell or personal computer may be a violation of the software company’s licensing agreement as well as copyright laws, and placing Bell at risk of prosecution for copyright infringement.

For further details, consult the Acceptable Use of Information Technology Resources Policy.

Any evidence of child pornography is to be immediately reported through the Internet child pornography reporting form.

I’m attending an important sales meeting next week and I have to prepare a presentation using slides and fairly complicated charts. My colleague has the software I need to put the presentation together, and he’s offered to lend me his CDs so I can install the program on my computer. Can I go ahead?
  No. By copying your colleague’s software into your computer, you may be breaking the software company’s licensing agreement as well as copyright laws. You should speak to your manager to discuss your computer needs.

2.13   Social Media

Social networking sites like Facebook, LinkedIn, Twitter and YouTube have all become increasingly effective channels for Bell to strengthen our brand and our connection with customers and the public. All team members are required to follow Bell’s Social Media Guidelines (available from the Corporate Policies and Ethics intranet site) to ensure we can maximize the value of social media while protecting and enhancing the reputation of Bell and our team. We expect our team members to respect the principles and values outlined in the Code while navigating the social media world.

As a general rule, always remember that you are responsible for what you say or post online. Never assume that anything you say or post is private on social media and other public websites. Any statement you make online may be perceived as representative of Bell company policy and may create unnecessary liability for you and the company.

No Bell team member is authorized to speak on behalf of Bell and its related subsidiaries without prior approval. If you believe it is necessary for you to engage in social media on behalf of Bell, please contact the Social Media team (social.info@bell.ca), which will coordinate all requests for approval with Bell’s executive leadership team. For individuals authorized to participate in social media on behalf of Bell, any business records created by this activity will be managed in accordance with the Information Classification and Records Management Policy.

  Protecting confidential information: whether you are posting as an approved Bell spokesperson or for personal reasons, you can only disclose information that is in the public domain. You have an obligation to

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continue to protect Bell’s Confidential and Internal Use information as defined in the Information Classification and Records Management Policy. You have an obligation to protect confidential and personal information and may not post any comment that would include confidential information concerning our company, customers, suppliers or team members.

  Do not post online reviews of Bell products and services: “Astroturfing” is the term for online reviews of products and services that give the impression they have been made by independent consumers when in fact the person making them has a business interest in the product or service being reviewed. Employee discussion of our products or services online could be perceived as providing a biased or unrealistic opinion. This conduct may also raise legal issues and can have serious repercussions for you and for Bell. For all these reasons, Bell’s policy is that team members cannot rate or review any product or service owned by or associated with Bell or its affiliates on any public online service or site, including all social media platforms. That means, for example, that we cannot rate or review Bell products, services or apps on online review sites or Apple, Android, BlackBerry, or other app stores. It also means that we cannot comment on Bell products or services on social media sites such as Facebook, Twitter, LinkedIn or Instagram.
  Respect for our company and reputation: upholding Bell’s reputation is in the best interests of our entire team. Misleading, disparaging or untruthful comments about our company, products, services or team members can seriously undermine our brand and ability to support customers. We must also have respect for our competitors and must not portray a competitor to the public or to a customer in an inaccurate, misleading, disparaging or unfair manner. Don’t post comments or participate in online campaigns that could potentially jeopardize our reputation, including posting comments, reviews or ratings online about competitors’ products and services.

As with any company policy, violations may be serious and require a disciplinary action, up to and including termination of employment.

A complete copy of the Bell’s Social Media Guidelines is available from the Corporate Policies and Ethics intranet site. Additional related corporate policies, such as Bell’s Acceptable Use of Information Technology Resources Policy and Bell Media’s Social Media Policy for CTV News and on-air talent are available from the Corporate Policies and Ethics intranet site.

2.14   Work Environment

2.14.1 Mental Health

At Bell, we believe that the mental health of our team members is essential to achieving personal and organizational success and we are committed to leading by example in our own workplace by promoting mental health and supporting team members with a mental illness.

We expect every member of the Bell organization to take primary responsibility for their own health. Every employee also has a responsibility to contribute towards a workplace that promotes mental wellbeing.

Bell is committed to:

  supporting employees experiencing mental illness through our workplace practices understanding what factors contribute towards mental wellbeing at work by reviewing Bell’s mental health policy, employee feedback, government and legal requirements, and current best practices setting objectives that drive continuous improvement of our workplace mental health strategy and regularly evaluating our approach implementing or adapting policies and practices that support mental health in the workplace within the context of our corporate priorities and the evolution of our industry providing resources and training to educate all team members about mental health encouraging employees to take part in activities that contribute to their own mental health in the workplace.

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To view the full policy statement, consult the Corporate Ethics and Policy intranet site at the following link: Corporate Policies and Ethics.

2.14.2 Trust and Respect

Nothing is more basic to ethical behaviour than trust and respect. Upholding these values enables us to build and cultivate more meaningful, richer relationships with fellow employees, customers, suppliers and shareholders. For this reason, we expect all our employees to respect their colleagues, team members and leaders.

We are committed to fostering a workplace which encourages open and honest communication, recognizes the intrinsic dignity and worth of all employees and values the diversity of employees, customers, suppliers and shareholders.

2.14.3 Diversity and Employment Equity

Diversity is an unwavering respect for each other’s uniqueness, including, but not limited to: culture, ethnicity, gender, gender identity/expression, age, religion, disability, sexual orientation, education and experiences. By valuing our differences, we can create an inclusive work environment based on merit and fairness where all employees achieve their full potential.

Our Diversity, Human Rights and Accommodation policies provide the framework for supporting a diverse and inclusive workplace.

Employment equity is an important aspect of our diversity strategy. While diversity encompasses many different factors that make each of us unique, legislated employment equity programs focus on four designated groups: women, visible minorities, Aboriginal peoples and persons with disabilities. Bell is required to comply with the Employment Equity Act through workforce practices free of barriers to recruiting, retaining and promoting members of these designated groups. Ensuring equality in the workplace is not about hiring unqualified individuals but rather to ensure that the qualified members of the designated groups are given equal employment opportunities.

Employment equity and diversity programs also makes business sense. A diverse workforce brings Bell closer to its customers. By becoming the supplier of choice to a diverse customer base and the employer of choice to our current and future employees, we further improve Bell’s chances of success.

Promotion of self identification through our online employment equity and diversity questionnaire, available in the Employment equity section of the Diversity intranet site, allows Bell to have an accurate assessment of representation within the four groups and allows for appropriate strategies and action plans to be developed in order to address any gaps. The information collected in the employment equity and diversity questionnaire is confidential.

In addition, Diversity training (Career Zone course L744) and Respect in the Workplace (also in Career Zone) training are available to help support a diverse and inclusive work environment. Information is available at the following link: Diversity and Human Rights.

Bell operates in both official languages, English and French, and complies with Québec laws requiring French to be the primary language used in workplaces in that province. Our Language Diversity Program provides training, tools and a language pairing program to support bilingualism throughout the organization. For more details, please see the Bell Language Policy.

2.14.4 Discrimination and Harassment

We provide a workplace free of any type of personal harassment, including sexual harassment, intimidation and violence and are committed to an environment in which all workers can work safely.

We prohibit all types of unlawful discrimination, including harassment, whether directed against an individual or group, including employees, customers, suppliers and shareholders. This specifically includes

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discrimination based on race, national or ethnic origin, aboriginal or indigenous status, language spoken, religion, age, sex (including pregnancy or childbirth), gender identity/expression, sexual orientation, marital status, family status, veteran status, physical or mental disability and conviction for which a pardon has been granted.

Harassment is defined as vexatious behaviour that is repetitive and hostile or unwanted that degrades, humiliates, embarrasses, affects or insults an employee’s dignity or integrity and that results in a harmful work environment for the employee. It may include:

  threats, intimidation and/or verbal abuse, unwelcome remarks or jokes unnecessary physical contact, such as touching, patting, pinching or punching displaying sexist, racist or other offensive pictures, posters, e-mails or screen displays any other action that may reasonably be perceived as offensive or degrading.

Sexual harassment includes offensive or humiliating behaviour that is related to a person’s sex, as well as behaviour of a sexual nature that creates an intimidating, unwelcome, hostile or offensive work environment, or that could reasonably be thought to put sexual conditions on a person’s job or employment opportunities. A few examples are:

  questions and discussions about a person’s sexual life
  commenting on someone’s sexual attractiveness or unattractiveness displaying posters, calendars and/or screen displays of a sexual nature writing notes, letters or e-mails of a sexually suggestive nature.

An employee who believes that he or she is being unlawfully discriminated against should tell the person to stop immediately. If there is imminent danger the matter should be reported to the police and/or emergency services as appropriate (dial 911) and then to Corporate Security (dial 1-866 -714 -0911): If the behaviour or action persists, the employee should report the matter to his or her manager or to a more senior manager in the organization. Unionized employees may elect to contact their union representative; management employees may consult with their Human Resources representative.

2.14.5 Workplace Violence Prevention

We all have a right to work in an environment free from violence and threats. Bell prohibits all acts of physical, verbal or written aggression or violence. This applies whether the aggression is committed by one employee against another, or against anyone else an employee comes in contact with when carrying out his or her responsibilities.

It’s up to each employee to report any act, or threatened act, of violence to a manager or to Corporate Security. In situations of imminent danger call the police or local emergency services and then Corporate Security. If the danger seems less imminent, take note of the facts: Who was involved?

Where and when did the incident take place? Were there any witnesses? Then report the incident to Corporate Security. Corrective action will ensue as required.

Bell promotes a “zero tolerance” approach under which violence of any kind is not tolerated and may result in disciplinary measures up to and including termination of employment.

Bell’s policy Preventing Violence in the Workplace is available on the Human Resources intranet site. In addition, mandatory violence prevention training (Career Zone course L1027) must be taken every three years.

2.14.6 Health and Safety

At Bell, the health and safety of our team members and external stakeholders, including contractors, customers, and the general public, is an absolute priority. We also believe that a safe and healthy workplace is essential to achieving organization success, in all areas of our business. To support our commitment to team members, Bell will:

  ensure due diligence in its approach to meet or exceed all applicable workplace health & safety laws and regulations

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Code of Business Conduct

  identify, analyze and address health & safety hazards
  establish processes and practices to support a safe workplace and prevent injuries investigate health & safety incidents;
  provide employee training to ensure adequate health & safety knowledge and competency work in consultation with joint health & safety committees to uphold and evolve safe work practices and resolve any issues set objectives to continuously improve our safety performance regularly evaluate, monitor and report health & safety performance.

In support of our commitment to external partners and stakeholders, Bell will:

  require that all contractors, sub-contractors and third parties that access Bell sites have received health and safety training related to their jobs, use proper equipment and follow Bell’s procedures require all third parties to abide by legal and contractual guidelines as outlined in their contracts and monitor them accordingly cooperate with government and other stakeholders on health & safety matters.

Each team member of the organization is expected to:

  take primary responsibility for their own health and safety actively participate in health & safety training
  contribute to a safe and healthy workplace by upholding safe work practices at all times to prevent injuries identify and report health & safety hazards and incidents as well as participate in associated investigations when required comply with our legal and responsibility requirements.

Additional information on Health and safety programs and procedures is available on the Human Resources intranet site at Workplace and Safety.

You can also contact the Corporate Health and Safety team for more information at Info.ss-hs@bell.ca.

2.14.7 Reasonable Accommodation

Accommodation is part of a broader principle - that our society should be structured and designed for inclusiveness.

An accommodation is considered reasonable if it does not result in undue hardship, such as: significant impact on business operations, or risk to the health and safety of the employee concerned or any other person. Examples of accommodation can include physical or technical alterations to an employee’s workspace (work station height, non-standard computer monitor, telephone with amplifier or headset) and modification of work duties or conditions.

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2.14.8 Corporate Security - Emergency Management

Employees may encounter various emergency situations that can directly affect them or Bell. To this end, Bell is committed to a level of preparedness and planning that is designed to “protect life and property” and to ensure a rapid return to providing service to our customers. Through the development and implementation of emergency response procedures and the “Be Ready” training modules, employees and business units will be ready to respond during emergencies. All employees must follow the “Be Ready” on line training every two years.

In the event of a life-threatening emergency first make sure you are safe, then call 911 (or local emergency service). All emergencies and emergency conditions including unplanned evacuations, or situations significantly impairing or potentially impacting service (such as but not limited to floods, major fires, power outages, health and safety emergencies) occurring on or in proximity to Bell facilities are to be reported to Bell’s National Incident Centre (NIC) at 1-866-714-0911 or cni-nic@bell.ca. For information on Bell’s Emergency Management procedures, consult the Corporate Security intranet site.

Evidence of serious criminal activity such as terrorism, found on Bell or customer premises or systems, are to be reported to Bell’s National Incident Centre (NIC) at 1-866-714-0911, unless involving an imminent threat where 911 must be called.

Significant facility or utility interruptions, surveillance, control systems or any service failures that impact our network are to be reported to 1-888-570-1091.

2.14.9 Business Continuity

Bell recognizes the importance of its infrastructure and services for its employees and customers. To that end, all business unit leaders and team members must ensure they have appropriate business continuity plans and disaster recovery plans in order to be ready to react to any type of events that may impair our activities.

2.14.10 Alcohol, Drugs and Other Substances

We are required to be fit at all times to perform all assigned duties. While at work, we must not be impaired by the use of alcohol, medication, or illicit drugs.

The use, sale, unlawful possession, manufacture or distribution of alcohol and illicit drugs or non-prescribed medications for which a prescription is legally required, whether on Bell work premises or other work locations, is strictly prohibited.

Employees have the responsibility to determine any potential adverse effects when using prescribed or over-the-counter medications with the assistance of their doctor or pharmacist. Intentional misuse of prescribed or over-the-counter medications is strictly prohibited.

For further information consult the Alcohol and Drug Policy on the Human Resources intranet site.

2.14.11 Involvement in a Legal Matter

If you are involved in a legal matter or police case you must immediately inform your manager if this involvement has the potential to affect your ability to perform your job fully and competently. Loss of a driver’s license, for example, must be reported immediately if the affected employee is required to drive a Bell vehicle.

2.15   Journalistic Independence

Bell is committed to upholding principles of journalistic independence. The Journalistic Independence Policy governs CTV News editorial decision making. CTV News refers to all applicable news divisions owned by Bell, including radio. CTV News is solely responsible for all news reporting decisions and for ensuring the integrity of its news operations. Compliance with the Journalistic Independence Policy is mandatory for all Bell employees. Failure to comply with the policy will be considered a breach of the Code of Conduct and may result in disciplinary action up to and including termination of employment.

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An appropriate framework of independence between CTV News and Bell is a fundamental safeguard to ensure that news is covered in a fair, accurate, balanced and unbiased manner. Any interference, whether direct or indirect, actual or perceived, undermines the principles of news independence and can erode the credibility of CTV News which is critical to maintaining the trust of audiences.

Bell fully endorses the independence of CTV News and requires that all employees execute their day-to-day job responsibilities in a manner that respects this core value.

From time to time, news stories directly or indirectly concerning Bell, or of commercial interest to Bell, will be reported by CTV News. The appropriate CTV News editorial team is solely responsible for determining how to cover any such story, with full discretion and control, and without interference. No Bell employee will take any action that will impact the standards of fairness, accuracy, balance and independence that must be applied to any such news story.

In the normal course of business, representatives of Bell may offer ideas for news coverage to the CTV News team, as they would with any other news organization. In any such instances, Bell representatives must recognize that the material offered must be considered newsworthy and relevant to the audience by the applicable CTV News division’s editorial team before receiving coverage. The news team will decide whether to proceed with a story, how it will be covered, and the extent of any coverage, with full and absolute discretion and control, and without direct or indirect interference in the decision making process.

You are a member of the CTV News team and you receive a request from the Bell Residential Services team to profile an item they believe is newsworthy on CP24. What should you do?
  Remember that it is acceptable for Bell employees to suggest story ideas, with respect for the CTV News team’s full authority to decide on news coverage
  If you decide the item is not newsworthy, but they persist or escalate the matter, you should discuss it with your supervisor to confirm your position and obtain support
  Ultimately, you can engage the President of CTV News, who is the final arbiter in matters relating to independent news reporting and has the authority to take steps to ensure the situation is resolved in an appropriate manner in accordance with the Policy on Journalistic Independence
  Should you consider that the matter is not handled in accordance with the policy, you can report your concerns through the Business Conduct Help Line

All news editorial decision making resides with the CTV News team with absolute and final privilege belonging to the President, CTV News. The CTV News teams will be responsible for the development of applicable editorial and reporting policies, including news policies on attribution, sources, and disclosure of conflicts.

If at any time the President, CTV News has any concerns about journalistic independence or compliance with the Policy that cannot be resolved through normal functional reporting channels in line with the principles of the Policy, the President, CTV News can address said matters with BCE’s Chief Executive Officer and/or the Chair of the BCE Audit Committee.

If you have any concerns regarding compliance with the Journalistic Independence Policy, such concerns shall be communicated to your immediate manager and/or the President, CTV News. However, if

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Code of Business Conduct

such reporting is either inappropriate, does not provide the necessary level of confidentiality, or as you otherwise prefer, the reportable activity should be reported to the Business Conduct Help Line or to the BCE Chief Legal & Regulatory Officer or equivalent position.

To view the full Journalistic Independence Policy, consult the Corporate Ethics and Policy intranet site at the following link: Corporate Policies and Ethics.

The Business Conduct Help Line may be reached 24/7 by calling 1 866 298 2942 or by visiting clearviewconnects.com.

Members of the public should call Bell Canada’s Complaint and Concerns Line at 1-866-317-3382 with any concerns about Bell activities.

2.16   Protecting the Environment

Bell believes that environmental protection is an integral part of doing business and is committed to minimizing, through a continuous improvement process, the impact that some of its activities, products or services may have on the environment. It is also every employee’s responsibility to comply with our policies.

In support of this commitment, we will:

  exercise due diligence to meet or exceed the requirements of all applicable legislation and other requirements to which it subscribes prevent, control and reduce releases into the environment and correct in a timely manner problem situations which could not be prevented promote and support cost-effective resource and waste minimization initiatives deal with suppliers who seek to minimize their environmental impacts develop and market services providing people and organizations with innovative solutions that take into account their environmental challenges participate with governments, businesses, the public and relevant interest groups to advance environmental protection communicate its environmental initiatives and performance to stakeholders on a regular basis ensure that employees adhere to the Environmental policy and understand their responsibilities in putting it into practice.

The Corporate Responsibility & Environment (CR&E) group has developed a series of policies, programs, procedures and guidelines to support employees in their environmental duties. These documents are available through your Enviro-web intranet site.

Environmental training is mandatory for all employees directly involved in managing one of the following environmental issues: incidents, manhole effluents, network impacts, residual materials (hazardous and non hazardous), treated wood poles, petroleum products or ozone depleting substances. Training must be completed before the employee is assigned to its operational duties.

To report an environmental incident, for inquiries, support, to raise concerns with environmental issues or to inquire about environmental training, please contact your CR&E group via Enviro-Line at 1-877-235-5368, available on a 24/7 basis, or at enviroline@bell.ca.

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Code of Business Conduct

3   ROLES AND RESPONSIBILITIES

3.1   Business Unit Responsibility

Managers are required to ensure that all employees have access to the Code either on-line or in a paper format if required, and that they know, understand and comply with its provisions. To this end, they should ensure that all employees review the Code annually and comply with the annual review process outlined in this Code.

3.2   Board of Directors, Corporate Governance Committee and Audit Committee

The Board of Directors, with the recommendation of the Corporate Governance Committee, has the authority to approve this policy. In addition, the Corporate Secretary’s Office in conjunction with Internal Audit, report quarterly to the Audit Committee on the number and scope of issues brought via the Business Conduct Help Line.

3.3   Corporate Secretary’s Office

The Corporate Secretary’s Office has the responsibility of administering the Code and managing the Business Conduct Help Line, securing annual certification of all executives and members of the Board of Directors under the Code, addressing conflict of interest issues and ensuring compliance by all Business Units.

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APPENDICES

Supporting Procedures

The Code of Business Conduct annual review is included in the annual performance process. These procedures are located in the Career Zone intranet site under Objective Performance.

Attachments

Attachment 1A	Certification of Directors and Executives under the Code of Business Conduct
Attachment 2A	Form BC 3684 – Employee Annual Record of Review
Attachment 2B	Form BC 3684A – Disclosure of Conflict of Interest or Potential Conflict of Interest
Attachment 3	Additional Resources

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Attachment 1A

CERTIFICATION OF DIRECTORS AND EXECUTIVES
UNDER THE CODE OF BUSINESS CONDUCT

The Boards of Directors of BCE Inc. and Bell Canada (in each case, the “Company”) and our shareholders, expect all Directors and executives of the Company to follow the highest possible standards of honest and ethical conduct and to encourage and promote a culture in which ethical business conduct is recognized, valued and exemplified.

Certification

I certify that I have reviewed, understand and follow the Bell Canada Code of Business Conduct (the “Code”).

In addition, I support the setting of standards needed to discourage wrongdoing and to promote:

  honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships, full, fair, accurate and timely disclosure in reports and documents that the Company files with, or submits to, securities regulators and in other public communications made by the Company, in accordance with the Disclosure Policy, compliance with laws, rules and regulations of federal, provincial, state or local governments, and other relevant private and public regulatory agencies in all jurisdictions in which the Company operates, prompt reporting of all material violations of the Code to the Chair of the Audit Committee of the Board of Directors of the Company.

To the best of my knowledge and ability, I will act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing my independent judgment to be compromised.

I acknowledge that I am accountable for following the Code and the responsibilities I have under it. I also acknowledge that complying with the Code is a condition of my employment. If I do not comply with it or applicable laws, rules or regulations, I may be subject to disciplinary measures, which could include dismissal from the Company.

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Attachment 2A	Form BC 3684

EMPLOYEE ANNUAL RECORD OF REVIEW

Employee

Family name	Given names	Employee number

Policy on conflict of interest

Employees owe their first business allegiance to Bell, and therefore they must remain free of interests or relationships which are harmful or detrimental to Bell’s best interests. Employees should avoid not only a real conflict of interest, but also the appearance of one which could tarnish their own or Bell’s image. Even though it is not always possible to avoid relationships that could place you in a position of potential conflict, it is important to inform your manager and avoid actions or decisions that would conflict with Bell’s interests.

Conflict of interest can lead to disciplinary action, even to dismissal and/or prosecution. If you are in doubt, you should discuss your specific situation with your manager, who will then advise you as to the position of Bell with respect to the matter.

Annual certification

I have reviewed, fully understand and follow Bell Canada’s “Code of Business Conduct” including the section on Conflict of Interest. I have reported to my manager any relationship or other circumstances that do or could place me in conflict with the interests of Bell. Any new situations will be reported as they occur. I hereby certify that I have no real or potential conflict of interest, except what is noted on Form BC 3684A (available as Attachment 2B to the Code).

Employee Signature	Date

Immediate Manager Name	Signature

Note to immediate Manager: this form is to be completed and signed each year and retained in employee’s personnel file.

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Attachment 2B	Form BC 3684A

DISCLOSURE OF CONFLICT OF INTEREST
OR POTENTIAL CONFLICT OF INTEREST

Note to immediate manager: Please file original in employee’s personnel file. A copy should also be sent to the Corporate Secretary’s Office at corporate.secretariat@bell.ca.

Employee
Family name	Given names	Employee number

I am directly or indirectly involved in other business or employment, which may give rise to or is at present in conflict with, or potential conflict with, the best interests of Bell:

I have direct or indirect investment, business involvements or relationships, which may give rise to or is at present in conflict with, or potential conflict with, the best interests of Bell:

I have, in the past 2 years, been employed or otherwise commercially involved in endeavours or companies which are in competition with Bell Canada and its affiliated companies (e.g.: Rogers, Telus, Videotron, Cogeco, etc.):

I am currently or was recently bound by restrictive covenants such as non-competition or non-solicitation restrictions:

Other:

I understand that in my previous employment or commercial involvement with a competitor of Bell Canada and its affiliated companies I may have become aware of or given access to undisclosed confidential or proprietary information of my previous employer. As such, unless this information has been publicly disclosed or otherwise available in the marketplace, I am not to share such information. I also acknowledge that I have returned to my previous employer all property belonging to my previous employer including any confidential or proprietary information and documents provided to me including any third party information that was entrusted to me.

Signature:	Manager’s signature:
Title:	Title:
Organization code:	Organization code:
Phone number:	Phone number:
Date:	Date:

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Attachment 3

ADDITIONAL RESOURCES

If you have any questions regarding the issues raised in this document or any questions on the Code, speak to your manager or use the Business Conduct Help Line at clearviewconnects.com or by calling 1-866-298-2942 (toll free).

If you wish to report any unethical or illegal behaviour such as corporate fraud, or to raise any concerns regarding Bell’s accounting, internal accounting controls or auditing matters, you may report the matter to your manager or use the Business Conduct Help Line at clearviewconnects.com or by calling 1-866-298-2942 (toll free).

You may also use the following resources:

  Human Resources intranet site (HR policies - workplace)
  Industrial Relations Consultants intranet site
  Corporate Security intranet site:
    life-threatening emergencies: call 911
    loss or theft of Bell assets, internal fraud, criminal activity, property damage, unauthorized disclosure of confidential information, known failures in security safeguards, malfunctioning doors and locks, emergency response system (non-life threatening emergencies), emergency conditions and service impacting situations are to be reported to Bell’s National Incident Centre (NIC) Corporate Security at 1-866-714-0911 or at cni-nic@bell.ca computer security incidents, virus, worms, spam or phishing using Bell’s name, any other computer or data network attacks, weaknesses in security systems, and unexplained systems changes are to be reported to the CSD intranet site at 1-888-920-8888 significant facility or utility interruptions, surveillance, control systems or any service failures that impact our telecommunications networks are to be reported on 1-888-570-1091
  Corporate Responsibility at 1-877-235-5368 or at responsibility@bell.ca.
  Enviro-Line Bell (environmental issues) intranet site or at 1-877-235-5368
  Branding and Identity Line at (514) 870-2347 or at info.branding@bell.ca
  Corporate Secretary’s Office intranet site or at 514-786-8424
  Occupational Health, Safety and Workplace at (514) 870-5848 or at Info.ss-hs@bell.ca
  Office of the Bell Privacy Ombudsman for customer related privacy issues at privacy@bell.ca or for additional privacy related information, visit bell.ca
  Information on privacy in the workplace for employees is available the Privacy intranet site or at:
    English: privacy.coordinator@bell.ca
    French: coord.rens.pers@bell.ca

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Code of Business Conduct

POLICY OR PRACTICE DETAILS

Issuing BU	Law & Regulatory Department
Policy sponsor	Chief Legal & Regulatory Officer and Executive Vice-President, Corporate Development
Policy owner	Corporate Secretary’s Office
Primary contact	Corporate Secretary’s Office
Required approvals	Board of Directors, Corporate Governance Committee, Corporate Secretary
First Release	1995
Review cycle	Annually

Required Policy or Practice management elements checklist

Monitoring compliance processes defined	Yes
Communication plan complete	Yes
Communication materials complete	Yes
Training plan complete	Yes

Revision history

Date	Change owner	Changed by	Description
2010	Alain Dussault	Alain Dussault	Annual update
Feb. 2011	Alain Dussault	Alain Dussault	Update
August 2011	Alain Dussault	Alain Dussault	Annual update
August 2012	Alain Dussault	Alain Dussault	Annual update
August 2013	Alain Dussault	Alain Dussault	Annual update
August 2014	Michel Lalande	Michel Lalande	Annual update
June 2015	Mirko Bibic	Mirko Bibic	Update
August 2015	Michel Lalande	Michel Lalande	Annual update
August 2016	Michel Lalande	Michel Lalande	Annual update

#10287108

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